UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 5)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Alder BioPharmaceuticals, Inc.

(Name of Subject Company)

Alder BioPharmaceuticals, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

014339105

(CUSIP Number of Class of Securities)

James B. Bucher

Executive Vice President and General Counsel

11804 North Creek Parkway South

Bothell, Washington 98011

(425) 205-2900

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Graham Robinson

Laura Knoll

Skadden, Arps, Slate, Meagher & Flom LLP

500 Boylston Street, 23rd Floor

Boston, Massachusetts 02116

(617) 573-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, this “Schedule 14D-9”) filed by Alder BioPharmaceuticals, Inc. (“Alder”) with the Securities and Exchange Commission (the “SEC”) on September 23, 2019, relating to the tender offer by Violet Acquisition Corp., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Lundbeck LLC, a Delaware limited liability company (“Payor”) and a wholly owned subsidiary of H. Lundbeck A/S, a Danish aktieselskab (“Lundbeck”), to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), other than Excluded Shares (as defined in the Agreement and Plan of Merger, dated September 16, 2019, among Alder, Lundbeck, Purchaser and Payor), of Alder for a purchase price of (i) $18.00 per Share, net to the seller in cash, without interest, plus (ii) one (1) contingent value right per Share, which represents the right to receive $2.00 per Share, net to the seller in cash, without interest, at the time provided in the Contingent Value Rights Agreement, and subject to any withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, filed by Lundbeck, Payor and Purchaser with the SEC on September 23, 2019 (as amended or supplemented from time to time), and in the related Letter of Transmittal (as amended or supplemented from time to time).

Except to the extent specifically provided in this Amendment, the information set forth in this Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in this Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Explanatory Note:

This supplemental information should be read in conjunction with this Schedule 14D-9 in its entirety. Alder believes that no supplemental disclosure is required under applicable laws and that this Schedule 14D-9 disclosed all material information required to be disclosed therein. However, to avoid the risk that lawsuits may delay or otherwise adversely affect the Transactions and to minimize the expense of defending such actions, Alder wishes to make voluntarily certain supplemental disclosures related to the proposed Transactions, all of which are set forth below and should be read in conjunction with this Schedule 14D-9. Nothing in these supplemental disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

Item 4 of this Schedule 14D-9 is hereby amended and supplemented as follows:

The following paragraph replaces the third paragraph under the heading entitled “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger” on page 13 of this Schedule 14D-9:

Alder entered into non-disclosure agreements with eleven (11) counterparties, including Lundbeck, in anticipation of exchanging confidential information to evaluate an Ex-U.S. Partnership. Of the eleven (11) counterparties, four (4), including Lundbeck, expressed potential interest in a broader scope transaction than the Ex-U.S Partnership. (As described below, Centerview later contacted two (2) of these counterparties at the Alder Board’s direction. Alder management met with the third (3rd) counterparty in May 2019 and that party subsequently indicated that it was no longer interested in pursuing a transaction involving Alder.) Alder entered into the Nondisclosure Agreement with Lundbeck on January 9, 2019, which contained a standstill provision. Two (2) other nondisclosure agreements entered into by Alder contained standstills which, by their terms, remain in effect following the announcement of this transaction and the execution of the Merger Agreement. Under the terms of these standstills, the counterparties may not request that Alder or any of its representatives amend or waive any provision of the standstill. One (1) of these two (2) counterparties did not pursue the Ex-U.S. Partnership after conducting preliminary due diligence investigations, and the other counterparty submitted terms for the Ex-U.S. Partnership that were not viewed as competitive by the Alder Board. None of the counterparties that remain subject to a standstill expressed interest in a transaction beyond the scope of the Ex-U.S. Partnership. Following the entry into nondisclosure agreements, Lundbeck and nine (9) other counterparties conducted due diligence investigations on Eptinezumab with respect to a potential Ex-U.S. Partnership.

The following paragraph replaces the paragraph at the end of page 13 and the beginning of page 14 of this Schedule 14D-9 under the heading entitled “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger”:

At a meeting held on March 27, 2019, the Alder Board, together with Alder’s management, reviewed these term sheets, taking into consideration various factors that could impact the potential partnership, including such counterparty’s resources and reputation, the economic terms and the likelihood of a successful commercial launch of Eptinezumab. The Alder Board considered various strategic alternatives, including multiple potential partnership arrangements. The Lundbeck term sheet was viewed by Alder as financially superior to the other four (4) and more comprehensive in terms of Lundbeck’s ability to commercialize Eptinezumab globally, as other counterparties either did not have Lundbeck’s global reach or did not express an interest in global commercialization of Eptinezumab. Following discussions, the Alder Board directed management to pursue the Ex-U.S. Partnership with Lundbeck.

The following bolded and italicized disclosure is added to the existing disclosure on page 27 of this Schedule 14D-9 under the heading entitled “Item 4. The Solicitation or Recommendation—Certain Financial Projections—Case A, Case B, Case C”:

	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037
EBIT	($200)	($210)	($128)	$53	$250	$397	$601	$637	$779	$774	$825	$882	$916	$890	$780	$527	$304	$186	$130
Tax Expense	—	—	—	($11)	($53)	($83)	($126)	($134)	($163)	($163)	($173)	($185)	($192)	($187)	($164)	($111)	($64)	($39)	($27)
Plus: D&A	$1	$2	$2	$2	$3	$2	$2	$2	$2	$2	$2	$2	$2	$2	$2	$2	$2	$2	$2
Less: Change in Working Capital	$9	($43)	($69)	($59)	($37)	$6	$47	$48	($13)	($2)	($10)	($9)	($9)	($5)	$13	$21	$19	$10	$4
Less: Capital Expenditures	($0)	($2)	($2)	($2)	($2)	($2)	($2)	($2)	($2)	($2)	($2)	($2)	($2)	($2)	($2)	($2)	($2)	($2)	($2)
Unlevered Free Cash Flow ($ in millions)	($189)	($254)	($197)	($17)	$161	$320	$522	$551	$602	$609	$642	$688	$715	$698	$629	$438	$259	$157	$107

The following disclosure is added immediately below the second paragraph on page 32 of this Schedule 14D-9 under the heading entitled “Item 4. The Solicitation or Recommendation—Opinion of Alder’s Financial Advisor—Selected Public Company Analysis”:

	Enterprise Value/Revenue Multiple*	Enterprise Value/Revenue Multiple
	2021E	2022E
Acorda Therapeutics, Inc.	1.2x	1.0x
Aimmune Therapeutics, Inc.	6.1x	3.0x
Ascendis Pharma A/S	NM	15.5x
Biohaven Pharmaceutical Holding Company Ltd.	9.8x	4.1x
Blueprint Medicines Corporation	22.0x	5.3x
Esperion Therapeutics, Inc.	4.0x	2.1x
FibroGen, Inc.	9.7x	8.7x
Global Blood Therapeutics, Inc.	9.9x	5.5x
Immunomedics, Inc.	11.6x	4.3x
Intercept Pharmaceuticals, Inc.	4.5x	2.5x
Intra-Cellular Therapies, Inc.	1.6x	0.8x
Revance Therapeutics, Inc.	4.4x	1.6x
The Medicines Company	24.4x	9.3x
Tricida, Inc.	12.6x	5.3x
UroGen Pharma Ltd.	5.2x	2.1x
Zogenix, Inc.	6.6x	3.7x

*	Selected companies with Enterprise Value/2021 Revenue multiples of greater than 30x were excluded from these calculations as outliers as indicated by “NM.”

The following disclosure is added immediately below the third paragraph on page 33 of this Schedule 14D-9 under the heading entitled “Item 4. The Solicitation or Recommendation—Opinion of Alder’s Financial Advisor—Selected Precedent Transactions Analysis” as follows:

		Transaction Value/Revenue Multiple	Transaction Value/Revenue Multiple
Target	Acquiror	Implied 2021E	Implied 2022E
Anacor Pharmaceuticals, Inc.	Pfizer Inc.	10.2x	6.7x
ZS Pharma, Inc.	AstraZeneca PLC	10.3x	4.9x
KYTHERA Biopharmaceuticals, Inc.	Allergan plc	7.3x	5.2x
Auspex Pharmaceuticals, Inc.	Teva Pharmaceutical Industries Ltd.	17.4x	11.0x
Furiex Pharmaceuticals Inc.	Forest Laboratories Inc.	6.9x	4.5x
Clinical Data Inc.	Forest Laboratories Inc.	2.8x	1.9x

The following paragraphs replace the first and second full paragraphs on page 34 of this Schedule 14D-9 under the heading entitled “Item 4. The Solicitation or Recommendation—Opinion of Alder’s Financial Advisor—Discounted Cash Flow Analysis”:

Centerview derived the forecasted fully-taxed unlevered free cash flows of Alder, calculated based on EBIT during the period beginning on October 31, 2019, and ending on December 31, 2037 (which estimated EBIT are included in the Management Case Forecasts), and a cash tax rate of 21% after full utilization of federal net operating losses and credits (as set forth in the Management Case Forecasts), and an implied terminal value of Alder, assuming that Alder’s unlevered free cash flows would decline in perpetuity after December 31, 2037, at a rate of free cash flow decline year-over-year of 80% (which perpetuity decline rate was based on considerations that Centerview deemed relevant in its professional judgment and experience).

The unlevered free cash flows were then discounted to present values using a range of discount rates from 11% to 13% using a mid-year convention. This range of discount rates was based on Centerview’s analysis of Alder’s weighted average cost of capital using the Capital Asset Pricing Model and based on considerations that Centerview deemed relevant in its professional judgment and experience, taking into account certain metrics including levered and unlevered betas for comparable group companies. In performing its discounted cash flow analysis, Centerview adjusted for (i) net present value of tax savings from usage of estimated federal net operating losses and R&D tax credits, as set forth in the Management Case Forecasts, of $160 million, (ii) estimated net cash of $360 million as of October 31, 2019, and (iii) an assumed $175 million equity raise in 2020 at $10.00 per Share, as set forth in the Management Case Forecasts, and the present value of the estimated costs associated with such equity raise set forth in the Management Case Forecasts. See “— Certain Financial Projections.” Centerview then divided the results of each of the foregoing calculations by Alder’s fully-diluted Shares outstanding, taking into account the expected dilution associated with the assumed equity raise.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2019	Alder BioPharmaceuticals, Inc.

	By:	/s/ James B. Bucher
	Name:	James B. Bucher
	Title:	Executive Vice President and General Counsel